Delisting Determination,The Nasdaq Stock Market, LLC,
April 9, 2008, Vyyo, Inc. The Nasdaq Stock Market, Inc.
(the Exchange) has determined to remove from listing the common stock of Vyyo, Inc. (the Company), effective at the opening of the trading session on April 21, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule
4450(b)(01). The Company was notified of the Staffs determinations on March 3,2008. The Company appealed the Staff determination to the Listing Qualifications Hearings Panel, but withdrew that appeal before its scheduled hearing. The
Staff determination to delist the Company became final on March 24, 2008.